PROMISSORY NOTE

$__,000.00

May 8, 2013	Fort Worth, Texas

FOR VALUE RECEIVED, Good Earth Energy Conservation, Inc. ("Maker") promises to pay to John Maguire ("Holder"), or order, the principal sum of _____ Dollars ($______). Maker shall pay Holder a balloon payment on or before _______, 2014, on which date all outstanding principal and accrued interest shall be due and payable. The Note shall bear interest at the rate of 8% per annum, and payable on May 8, 2014 and at the maturity of the Note.

Maker shall make all payments in lawful money of the United States of America and in immediately available funds.

This Note may be prepaid in whole or in part, without penalty, at the option of Maker and without the consent of Holder. All payments under this Note shall be paid to Holder, at 6398 Wren’s Nest Cove, Springdale, AR, 72762, or at such other address as Holder shall direct Maker in writing.

Should Maker default when payment is due and demanded, the whole sum of principal due under this Note shall, at the option of Holder, be immediately due and payable without further demand or notice and shall bear interest at the rate of ten percent (10%) per annum., default rate.

This Note shall be governed by the laws of the State of Texas excluding its conflict of laws rules. The exclusive jurisdiction and venue of any legal action instituted by any party to this Note shall be the Circuit Court of Tarrant County, Texas.

Maker waives presentment, protest and demand, notice of protest, notice of demand and dishonor, and notice of nonpayment of this Note. Maker expressly agrees that this Note or any payment under this Note may be extended by Holder from time to time without in any way affecting the liability of Maker.

If any provision or any word, term, clause, or part of any provision of this Note shall be invalid for any reason, the same shall be ineffective, but the remainder of this Note and of the provision shall not be affected and shall remain in full force and effect.

Any of the terms or conditions of this Note may be waived by Holder, but no such waiver shall affect or impair the rights of Holder to require observance, performance, or satisfaction, either of that term or condition as it applies on a subsequent occasion or of any other term or condition of this Note.

MAKER
NUMBEER, Inc.
GOOD EARTH ENERGY CONSERVATION, INC.

By:
James R. Emmons
Title:	President